OPERATING AGREEMENT
of Temple I, LLC
a Pennsylvania limited liability company

THIS OPERATING AGREEMENT is made and entered into effective __August__ __17__, 2020, by and among Members listed on Schedule 1 or as thereafter amended from time to time (each a "Member" and collectively, the "Members"), who are the sole members of **Temple I, LLC.**

SECTION 1
THE LIMITED LIABILITY COMPANY

1.1 *Formation*. Effective June 26, 2020 (the "Effective Date"), the Members formed a limited liability company under the name **Temple I, LLC** (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the laws of the Commonwealth of Pennsylvania. The Members agree to file with the appropriate agency in the Commonwealth of Pennsylvania charged with processing and maintaining such records and documentation required to form the Company. The rights and obligations of the parties expressly provided in this Agreement, provided that such rights and obligations are consistent with the laws and requirements established under applicable law in the Commonwealth of Pennsylvania.

1.2 *Name*. The business of the Company shall be conducted under the name **Temple I, LLC**, or such other name upon which the Members may unanimously agree.

1.3 *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed within the Commonwealth of Pennsylvania.

1.4 *Office*. The Company shall maintain its principal business office at the following address: 2200-2202 North 11th Street, Philadelphia, PA 19133.

1.5 *Registered Agent*. Northwest Registered Agent, LLC, is the Company's initial registered agent in the Commonwealth of Pennsylvania, and the registered office is located at: 1150 First Avenue, Suite 511, King of Prussia, Pennsylvania 19406.

1.6 *Term*. The term of the Company commenced on the date of its formation and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 *Names and Addresses of Members*. The Members' names and addresses are attached as Schedule 1 to this Agreement. The Manager shall update the books and records of the Company from time to time as necessary to reflect accurately the name and mailing address of each Member therein.

1.8 *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, additional members may be admitted to the Company at such times as determined by the Manager and upon additional members agreeing to be bound by the terms of this Agreement by completing, signing, and delivering to the Manager, a completed form of adherence, which is then accepted by the Manager. The Manager may withhold its consent to the admission of any additional member for any reason. No entity or an individual may become a Member without acquiring an interest in the Company. A total of three hundred and sixty thousand (360,000) units of membership interest in the Company shall be set aside and designated for the admission of additional Members ("Additional Members"). The membership interest of Point Builders & Design Concepts, LLC, shall not be diluted by the admission of Additional Members as a result of the initial offering of units of Members via an offering under Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") to less than ten percent (10%) of the issued and outstanding units of interest. For the avoidance of doubt, upon admission, Additional Members shall be considered "Members" with respect to this Agreement.

1.9 *Confidentiality*. All information contained in the accounts and reports pertaining to the Company and any other information disclosed to a Member under or in connection with this Agreement is confidential and non-public and each Member undertakes to treat that information as confidential information and to hold that information in confidence. No Member shall, and each Member shall ensure that every person connected with or associated with that Member shall not, disclose to any person or use to the detriment of the Company or any Member any confidential information which may have come to its knowledge concerning the affairs of the Company or any Member and each Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. The obligations set out in Section 1.9 shall not apply to any information which: (a) is public knowledge and readily publicly accessible as of the date of such disclosure; (b) becomes public knowledge and readily publicly accessible, other than as a result of a breach of this Section 1.9; or (c) has been publicly filed with the U.S. Securities and Exchange Commission. The restrictions on disclosing confidential information set out in Section 1.9 shall not apply to the disclosure of confidential information by a Member: (a) to any person, with the prior written consent of the Manager (which may be given or withheld in the Manager's sole discretion); (b) if required by law, rule or regulation applicable to the Member (including without limitation disclosure of the tax treatment or consequences thereof), or by any governmental entity having jurisdiction over the Member, or if requested by any governmental entity having jurisdiction over the Member, but in each case only if the Member (unless restricted by any relevant law or governmental entity): (i) provides the Manager with reasonable advance notice of any such required disclosure; (ii) consults with the Manager prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Manager to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Manager any confidential information held by the Member or any person to whom the Member has disclosed that confidential information in accordance with this Section); or (c) to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this Section.

SECTION 2
CAPITAL CONTRIBUTIONS

2.1 *Initial Contributions*. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2 *Additional Contributions*. No Member shall be obligated to make any additional capital contribution to the Company but may make an additional capital contribution to acquire additional interests at such Members sole discretion *provided* such additional interests are acquired with the Manager's consent.

2.3 *Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

2.4 *Additional Members.* Capital contributions by additional members shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Manager of a member's admission as a Member (or within five business days thereafter with the Managers approval).

SECTION 3
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 *Distributions*. Manager shall determine and distribute available funds if and when they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Manager. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the

Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d). Manager shall cause the Company to distribute available funds in the following order of priority:

(a) First, to the Company's Members in proportion to their respective capital contributions, until the Members have received amounts equal to their capital contributions;

(b) Second, to the Company's Members in proportion to their respective capital contributions, until the Members have received a non-compounded preferred return of 8% per annum on their capital contributions; and

(c) Thereafter, distributed funds exceeding the terms of subpara. (b) of this Section 3.2 shall be apportioned as follows:

    a. fifty percent (50%) shall be apportioned between Manager and Point Builders & Design Concepts, LLC ("PB+DC") in the following manner: Manager (90%) and PB+DC (10%); and

    b. fifty percent (50%) shall be apportioned pro rata to the Members of the Company in proportion to their respective equity interests in the Company.

3.3 *No Right to Demand Return of Capital*. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

SECTION 4

INDEMNIFICATION

4.1 The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, Manager, employee, or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 5
POWERS AND DUTIES OF MANAGERS

5.1 *Management of Company*. NYCE Companies, Inc. is the initial Manager of the Company (the "Manager"). The Manager shall serve for an indefinite term, but that the Manager may be removed for Cause following an affirmative vote of Members holding at least majority of interest in the Company.

(a)   "Cause" is defined as:

(1)   the Manager's continued breach of any material provision of this Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

(2)   the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

(3)   the Manager committing fraud against Members, misappropriating or embezzling Company funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager's actual knowledge of its commission or omission, then the Manager may not be removed; or

(4)   the dissolution of the Manager.

Unsatisfactory financial performance does not constitute "Cause"

(b)   Assignment of Rights.   The Manager may assign its rights under this Agreement in its entirety or delegate certain of its duties under this Agreement to any of its affiliates without the approval of Members so long as the Manager remains liable for any such affiliate's performance.

(c)   Withdrawal as Manager.   The Manager may withdraw as the Manager if the Company shall become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

(d)   Resignation. The Manager may resign at any time by delivering written resignation to the Members.

(e)   Replacement Manager.   In the event of the removal, withdrawal, or resignation of the Manager, the holders of a majority interest in the Company shall designate a succeeding manager of the Company. Other than accrued fees payable to the Manager, no additional compensation shall be paid to the Manager in the event of the removal, withdrawal, or resignation of the Manager.

5.2   *Authority of the Manager*.

(a)   Except as specifically reserved to the Members elsewhere in this Agreement, the Manager has all power and authority to manage, and direct the management of, the business and affairs of the Company. Approval by or action taken by the Manager in accordance with this Agreement constitutes approval or action by the Company and is binding on the Members.

(b)   Subject to the limitations imposed by law and herein, the Manager has the power to conduct, manage, and control both the ordinary business of the Company and extraordinary transactions including, without limitation, the power to:

(1)   approve the acquisition, disposition, purchase, sale, exchange, or liquidation, in whole or in part, of the business, assets, or property of the Company;

(2)   authorize the making, modification, amendment, or termination of any agreement with the Members or an affiliate of the Members;

(3)   authorize any distribution to the Members;

(4)   change the Fiscal Year of the Company;

(5)   make any determination to indemnify any entity or individual;

(6)   approve any change of the location of the headquarters of the Company;

(7)   open, conduct, and close checking, savings, custodial, and other accounts on behalf of the Company in such banks or other financial institutions as the Manager may select from time to time;

(8)   negotiate, enter into, execute, and exercise the Company's rights under any and all contracts necessary, desirable, or convenient with respect to the business and affairs of the Company;

(9)   execute any notifications, statements, reports, returns, registrations, or other filings that are necessary or desirable to be filed with any local, state, or federal agency, commission, or authority, including, without limitation, any registration of securities with any state

or federal securities commission, and appear before such agency, commission, or authority on behalf of the Company;

(10) purchase or bear the cost of any insurance covering the potential liabilities of the Company, the Manager, any other officer or employee of the Company, and any other entity or individual acting on behalf of the Company;

(11) commence, defend, or settle litigation pertaining to the Company, its business or assets;

(12) employ accountants, attorneys, contractors, brokers, investment managers, engineers, consultants, or other persons, firms, corporations, or entities on such terms and for such compensation as it shall determine is proper, including, without limitation, the Members or persons and entities who may be affiliates, or who perform services for, or have business, financial, family, or other relationships with, the Members, or any manager, officer, or employee;

(13) enter into, make, and perform such contracts, agreements, and other undertakings, to execute, acknowledge, and deliver such instruments, and to do such other acts, as it may deem necessary or advisable for, or as may be incidental to, the conduct of the business contemplated by this Section 5.2(b), including, without limitation, contracts, agreements, undertakings, and transactions with the Members or with any other person, firm, or corporation which is an affiliate or which performs services for or has any business, financial, family, or other relationship with the Members.

(14) approve any obligation of the Company for borrowed money; make, issue, accept, endorse, or execute promissory notes, drafts, bills of exchange, letters of credit, guarantees or other instruments and evidences of indebtedness or of contingent liability; and approve the granting of any security therefor;

(15) authorize any commitment relating to a loan by the Company to any entity or a guarantee by the Company of any obligation of any entity;

(16) approve any purchase or lease of real property;

(17) adopt, approve, or terminate any individual or group employee retirement plan or any other welfare benefit plan or policy or any modifications thereto; and

(18) redeem membership interests, issue additional interests, admit additional Members, or amend this Agreement; and

(19) determine the capital contribution to be made by additional members acquiring interest in the Company.

(c)   None of the powers granted in Section 5.2(b) broaden or extend powers that are specifically limited by Section 5.2(d) or any other provision of this Agreement.

5.3   *Duties of the Manager*. In addition to obligations imposed by other provisions of this Agreement, the Manager shall devote to the Company the time that is reasonably necessary to carry out the business of the Company in order to accomplish its purposes. The Manager, on behalf of the Company and at the expense of the Company, shall:

(a)   execute, acknowledge, and certify all documents and instruments and take or cause to be taken all actions that may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the Commonwealth of Pennsylvania and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members, (ii) to effectuate the provisions of this Agreement, or (iii) to enable the Company to conduct its business;

(b)   to the extent reasonably deemed necessary or appropriate by the Manager, cause all persons dealing with the Company, the Manager, or any agent or employee of the Company acting on behalf of the Company, to be aware of the character of the Company as a limited liability company;

(c)   conduct the affairs of the Company in compliance with applicable laws and in the best interests of the Company;

(d)   not permit the use of Company funds or assets for other than the benefit of the Company;

(e)   obtain and maintain on behalf of the Company such all-risk, public liability, workers' compensation, officers' liability, fidelity, forgery, and other insurance, if any, as may be available on commercially reasonable terms and as may be deemed necessary or appropriate by the Manager;

(f)   hold all Company property in the Company name or, in the case of cash or cash equivalents, in one or more depository accounts as to which the Company is a beneficial owner;

(g)   use reasonable efforts not to cause the Company to incur debts or other liabilities or obligations beyond the Company's ability to pay such liabilities.

5.4 *Authority of the Members*. No Member, in its capacity as such, shall participate in the operation or management of the business of the Company, transact any business in the Company name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

SECTION 6
SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 *Organization Expenses*. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

6.2 *Salary*. No salary shall be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by the Manager. Compensation in reasonable amounts may be paid to the Manager if approved by Members holding majority of membership interest.

6.3 *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7
BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS,
FISCAL YEAR, BANKING

7.1 *Method of Accounting*. The Manager shall determine the method of accounting to be used by the Company. The Company shall use the method of accounting previously determined by the Manager for financial reporting and tax purposes.

7.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year such that the Company's fiscal year end shall be December 31.

7.3 *Capital Accounts*. The Company shall maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 *Banking*. All funds of the Company shall be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by the Manager. Company funds shall be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

7.5 *Tax Matters*.

a) *Appointment*. The Manager or shall serve as the "Tax Representative" of the Company for purposes of this Section 7.5. The Tax Representative shall have the authority of both (i) a "tax matters partner" under the Internal Revenue Code ("Code") section 6231 before it was amended by the Bipartisan Budget Act of 2015 (the "BBA"), and (ii) the "partnership representative" under Code section 6223(a) after it was amended.

b) *Tax Examinations and Audits*. At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service and state taxing authorities (each, a "Taxing Authority"), including resulting administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Representative, which authorization may be withheld by the Tax Representative in his, her, or its sole and absolute discretion. The Tax Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Representative may be binding upon all of the Members.

c) *Tax Elections and Deficiencies*. Except as otherwise provided in this Agreement, the Tax Representative, in his, her, or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Internal Revenue Code or provisions of State tax law. Without limiting the previous sentence, the Tax Representative, in his, her, or its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company under the BBA, including but not limited to an election under Code section 6226 as amended by the BBA, and the Members shall take such actions requested by the Tax Representative. To the extent that the Tax Representative does not make an election under Code section 6221(b) or Code section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

d) *Deficiencies*. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, may be recovered by the Company from such Member (i) by withholding from such Member any distributions otherwise due to such Member, or (ii) on demand. Similarly, if, by reason of changes in the interests of the Members in the Company, the Company, or any Member (or former Member) is required to pay any taxes (including penalties, additions to tax or interest imposed with respect to such taxes) that should properly be the obligation of another Member (or former Member), then the Member (or former Member) properly responsible for such taxes shall promptly reimburse the Company or Member who satisfied the audit obligation.

e) *Tax Returns*. At the expense of the Company, the Tax Representative shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. As soon as reasonably possible after the end of each taxable year of the Company, the Tax Representative will cause to be delivered to each person who was a Member at any time during such taxable year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state, and local income tax returns for such taxable year.

f) *Consistent Treatment of Tax Items*. No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on the Company's tax return. For these purposes, the term "Company Tax Item" means any item of the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the Company's tax returns.

7.6 *Right of Inspection*.

a) *In General*. If a Member wishes additional information or to inspect the books and records of the Company for a bona fide purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

b) *Bona Fide Purpose*. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide purpose.

c) *Representative*. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

d) *Restrictions*. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

i. Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

ii. No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

iii. No Member may review the books and records of the Company more than once during any twelve (12) month period.

iv. Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

v. A representative of the Company may be present at any inspection of the Company's books and records.

vi. If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

vii. The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

SECTION 8
TRANSFER OF MEMBERSHIP INTEREST

8.1 *Sale or Encumbrance Prohibited*. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") its interest in the Company without the prior written consent of the Manager.

8.2 *Right of First Refusal*. Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

a)   The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the Manager, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

b)   For a period of 30 days after receipt of the Notice, the Company may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. Upon acquiring the Interest, the Company shall allocate the Interest to the remaining Members pro rata based on the ownership interests of the remaining Members.

c)   Closing of the sale of the Interest shall occur as stated in the Offer; provided, however, that the closing shall not be less than 45 days after expiration of the 30-day notice period.

d)   If the Company fails or refuses to notify the transferring Member of its desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Company shall be deemed to have waived its right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the Company at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period described above, then the provisions of Section 8.2 shall again apply to the Interest proposed to be sold or conveyed.

8.3 *Substituted Parties*. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) Satisfaction of Section 1.8 of this Agreement;

(2) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(3) The transferor furnishes to the Company an opinion of counsel, satisfactory to the

Company, that the transfer shall not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 *Death, Incompetency, or Bankruptcy of Member*. On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) shall receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until other Members holding at least majority of membership interest admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3. Any transfer of Economic Rights pursuant to Section 8.4 shall not include any right to participate in management of the Company, including any right to vote, consent to, and shall not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members shall be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, shall be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.6 *Exclusivity*. Except as may be otherwise agreed between the Company, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. None of the Company or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

SECTION 9
DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 *Dissolution*. The Company shall be dissolved only upon the occurrence of one of the following events:

a)   Sale, transfer, or other disposition of all or substantially all of the property of the Company;

b)   The agreement of the Members holding at least fifty percent (50%) interest in the Company

c)   By operation of law; or

d)   The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and remaining Members holding at least fifty percent (50%) of the membership interest, within 120 days after the date of receiving a notice of such event, elect to continue the business of the Company.

9.2 *Winding Up*. Upon dissolution of the Company (if the Company is not continued), the Manager must take full account of the Company's assets and liabilities, and the assets shall be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, shall be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

a)   To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

b)   To the payment and discharge of any Company debts and liabilities owed to Members; and

c)   To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding default advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the defaulting Member.

SECTION 10
MEMBER MEETINGS

10.1 *Meetings*. The Company shall not be required to hold an annual meeting of the Members. The Manager may, whenever it sees fit, convene virtual meetings of the Company. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting. Manager may adjourn or cancel the meeting, as it determines in its sole discretion.

10.2 *Chairman*. Any designee of the Manager shall preside as chairman of any meeting of the Company.

10.3 *Voting*. Members shall be entitled to vote only on those matters provided for under the terms of this Agreement. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of a majority of all membership interest in the Company. Except as otherwise provided in this Agreement, the submission of any action of the Company shall first be approved by the Manager.

SECTION 11
GENERAL PROVISIONS

11.1 *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment shall be adopted and become effective as an amendment only on the written approval of the Manager.

11.2 *Governing Law and Waiver of a Jury Trial.* This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the Commonwealth of Pennsylvania (without regard to principles of conflicts of law). TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS.

11.3 *Entire Agreement; Modification.* This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement shall be binding on any Member unless in writing and signed by all the Members.

11.4 *Attorney Fees.* In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party shall be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

11.5 *Further Effect.* The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.6 *Severability.* If any term or provision of this Agreement is held to be void or unenforceable, that term or provision shall be severed from this Agreement, the balance of the Agreement shall survive so long as the essential terms of this Agreement remain, and the balance of this Agreement shall be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.7 *Captions.* The captions used in this Agreement are for the convenience of the parties only and shall not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.8 *Notices.* Any notices or communications required or permitted to be given by this Agreement must be (i) given in writing and (ii) personally delivered or mailed, by prepaid, certified mail or overnight courier, or transmitted by electronic mail transmission, to the party to whom such notice or communication is directed, to the mailing address or regularly-monitored electronic mail address of such party as provided in Schedule 1. Any such notice or communication shall be deemed to have been given on (i) the day such notice or communication is personally delivered, (ii) three (3) days after such notice or communication is mailed by prepaid certified or registered mail, (iii) one (1) working day after such notice or communication is sent by overnight courier, or (iv) the day such notice or communication is sent electronically.

11.9 *Electronic Signature.* This Agreement may be signed electronically. Electronic signature shall have the same force and effect as original.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS

MFP Invest, LLC

Philip Michael, Managing Member
Name and Title   Signature

Point Builders & Design Concepts, LLC

Matthew Shapson, Member
Name and Title   Signature

<p align="center">**SCHEDULE 1**</p>
<p align="center">**LISTING OF MEMBERS**</p>
<p align="center">**OF**</p>
<p align="center">**Temple I, LLC**</p>

As of August 17 , 2020, the following is a list of Members of the Company:

NAME	ADDRESS
MFP Invest, LLC	85 Broadway, 26th Fl. New York, NY 10006
Point Builders & Design Concepts, LLC	2424 East York St. Unit 302 Philadelphia, PA 19125

SIGNED AND AGREED ON _____August___17___, 2020.

MFP Invest, LLC

Philip Michael, Managing Member_____
Name and Title   Signature

Point Builders & Design Concepts, LLC

Matthew Shapson, Member_____
Name and Title   Signature

SCHEDULE 2
CAPITAL CONTRIBUTIONS
FOR
Temple I, LLC

Pursuant to Article 2, each individual Member's respective contribution and equity ownership is as follows:

NAME	CONTRIBUTION	CURRENT % of OWNERSHIP INTEREST	UNITS OF MEMBERSHIP INTEREST	% of OWNERSHIP INTEREST AFTER COMPLETION OF AN OFFERING UNDER SECTION 4(A)(6) OF THE SECURITIES ACT
MFP Invest, LLC	Certain real property valued at $700,000 USD	85.6 %	700,000	59.44%
Point Builders & Design Concepts, LLC	Project management and advisory services valued at $117,750 USD	14.4 %	117,750	10%
OpenDeal Portal LLC dba Republic	$360,000 USD	0%	360,000	30.57%

SIGNED AND AGREED ON AUGUST __17__, 2020.

MFP Invest, LLC

Philip Michael, Managing Member

Name and Title   Signature

Point Builders & Design Concepts, LLC

Matthew Shapson, Member

Name and Title   Signature